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                                                                      Exhibit 99

                               MGI PHARMA, INC.

   CAUTIONARY STATEMENTS FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

        The Private Securities Litigation Reform Act of 1995 provides a new "safe harbor" for forward looking statements to encourage companies to provide prospective information without fear of litigation so long as those statements are identified as forward looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the statement. The Company desires to take advantage of these new "safe harbor" provisions and is filing this Exhibit 99 in order to do so. Accordingly, the Company hereby identifies the following important factors which could cause the Company's actual results to differ materially from any such results which may be projected, forecast, estimated or budgeted by the Company in forward looking statements made by the Company from time to time in reports, proxy statements, registration statements and other written communications, or in oral forward looking statements made from time to time by the Company's officers and agents.

   LACK OF PROFITABLE OPERATIONS

        The Company's revenues have not been sufficient to offset all the expenses involved in operating a pharmaceutical company including research, development and production. The Company had net losses of $2,614,000 for 1995 and $2,058,000 for the six months ended June 30, 1996. At June 30, 1996 the Company had an accumulated deficit of $67,895,000. To the extent the Company is unable to achieve profitability, its ability to continue its operations will depend upon its ability to secure additional funds from other sources. Revenue may display significant variations due to the impact of new contract and licensing arrangements, the completion or termination of those contracts and arrangements and the timing and amounts of milestone payments. The Company's profitability will be dependent on its success in developing, obtaining regulatory approvals for and effectively marketing its products. There can be no assurance as to whether the Company will be able to achieve and sustain profitability.

   DEPENDENCE ON SALES OF SALAGEN TABLETS

        The Company derives substantially all of its product revenues from the sale of Salagen(R) Tablets. For the six month period ended June 30, 1996, U.S. sales of Salagen Tablets were $2,581,000, representing 89% of total product sales for the period. In 1995, U.S. sales of Salagen Tablets were $3,693,000, representing 80% of 1995 product sales. Accordingly, any factor adversely affecting Salagen Tablets sales could have a material adverse effect on the Company's business, financial condition and results of operations. Although Salagen Tablets was awarded orphan drug status by the U.S. Food and Drug Administration (the "FDA") as a treatment of xerostomia induced by radiation therapy, the seven years of market exclusivity provided by Orphan designation expires in April 2001. Moreover, the Company anticipates that sales of its other product, DIDRONEL(R) I.V. Infusion, which represented 10% and 17% of product sales for the first six months of 1996 and for 1995, respectively, will continue to decline in the future due to the introduction of competitive products.

   DEPENDENCE ON LICENSE AND ACQUISITION STRATEGY

        The Company has adopted a license and acquisition strategy to build its product pipeline and expects to increase its sales over time through a series of strategic acquisitions of new pharmaceutical product opportunities which the Company can develop and market. The Company's strategy for growth is dependent upon its continued ability to identify and acquire new pharmaceutical products targeted at niche markets which can be promoted through the Company's existing marketing and distribution channels. Because the Company does not engage in proprietary research and development of new products, it must rely upon the willingness of others to sell or license pharmaceutical product opportunities to the Company. Other companies, including those with substantially greater financial, marketing and sales resources, are competing with the Company to acquire such products. There can be no assurance that the Company will be able to acquire rights to additional products on acceptable terms, if at all. The failure of the Company to acquire additional products or to promote or market


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   commercially successful products would have a material adverse effect on the
   Company's future business, financial condition and results of operations. Further, the marketing strategy, distribution channels and levels and bases of competition with respect to newly acquired products may be different than those of the Company's current products and there can be no assurance that the Company will be able to compete favorably in those product categories.

   UNCERTAINTY OF STRATEGIC ALLIANCES

        The Company's strategy for the exploitation of foreign markets for its products is to enter into strategic alliances with various multinational and foreign pharmaceutical companies. The Company has entered into alliances with various companies related to the marketing of Salagen Tablets and the development of the acylfulvenes. Revenues from strategic alliances consist of milestone payments and royalty payments. Licensing revenue from strategic alliances was $7,718,094 for 1995 and $1,021,268 for the six months ended June 30, 1996, comprising 58% and 23%, respectively, of total revenues. Future licensing revenues will likely fluctuate from quarter to quarter and year to year depending on the achievement of milestones by the Company's partners, the amount of royalty generating activities, and the timing of initiating additional licensing relationships. Additionally, royalties are based on sales in local currencies and, therefore, the U.S. Dollar value of such royalties will fluctuate with currency exchange rates. Absent revenue from initiation of additional licensing relationships, 1996 licensing revenue is expected to decline from 1995 amounts, given the high level of initiation and milestone payments realized in 1995. Although the Company believes that its partners in these alliances have an economic motivation to perform their contractual responsibilities, the amount and timing of resources to be devoted to these activities are not within the control of the Company. Moreover, the terms of these alliances generally provide that they may be terminated prior to their expiration under circumstances that may also be outside the control of the Company. The early termination of one or more of these strategic alliances could adversely affect the Company's business, financial condition and results of operations. There can also be no assurance that the Company will be able to negotiate additional strategic alliances on acceptable terms or that such alliances will be successful.

   UNCERTAINTY OF ACCESS TO CAPITAL

        The Company may need to raise additional funds to acquire or license additional products, to fund operating losses until such time as the Company achieves sustained profitability, to support the marketing and sales of additional products and to obtain working capital which may be needed from time to time. The Company may seek additional funding through public and private financing, including equity financing. Adequate funds for these purposes, whether through the financial markets or from other sources, may not be available when needed or on terms acceptable to the Company. Insufficient funds may cause the Company to delay, scale back, or abandon some or all of its product acquisition and licensing programs or marketing.

   DEPENDENCE ON SOLE SUPPLIER

        The Company relies on E. Merck Fine Chemicals Division as its sole supplier of pilocarpine hydrochloride, the active ingredient necessary for the manufacture of Salagen Tablets. The Company believes that E. Merck Fine Chemicals Division accounts for a substantial majority of the worldwide supply of Good Manufacturing Practices ("GMP") grade pilocarpine hydrochloride, and that there is no other producer of pilocarpine hydrochloride which accounts for a significant portion of the worldwide supply. The processing facility and raw material requirements for the production of pilocarpine hydrochloride present significant barriers to entry of new producers in this market. Although the Company believes that it would be able to procure adequate supplies of pilocarpine hydrochloride on a timely basis from an alternate source, the Company has not identified any such alternate source and


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   disruptions in supplies would have a material adverse effect on the Company's business, financial condition and results of operations.

   RELIANCE ON THIRD PARTY MANUFACTURERS

        The Company does not have any manufacturing facilities and is currently relying on two third party manufacturers for the production of Salagen Tablets. The Company intends to continue to rely on others to manufacture its products, including any products that it may acquire, and has no plans to establish any manufacturing operations. The manufacture of the Company's products are subject to GMP regulations prescribed by the FDA or other standards prescribed by the appropriate regulatory agency in the country of use. There can be no assurance that the Company's current manufacturers will comply with all applicable regulatory standards, or that the Company would be able to identify an alternative third party manufacturer on terms acceptable to the Company or on any terms.

   INTENSE COMPETITION; UNCERTAINTY OF TECHNOLOGICAL CHANGE

        The manufacture and sale of pharmaceuticals is highly competitive. Many of the Company's competitors are large well-known pharmaceutical companies which have considerably greater financial, sales, marketing and technical resources than those of the Company. Additionally, many of the Company's present and potential competitors have research and development capabilities that may allow such competitors to develop new or improved products that may compete with the Company's products. The pharmaceutical industry is characterized by rapid product development and technological change. The Company's pharmaceuticals could be rendered obsolete or uneconomical by the development of new pharmaceuticals to treat the conditions addressed by the Company's products, or as the result of technological advances affecting the cost of production. There can be no assurance that the Company will be able to compete effectively, that additional competitors will not enter the market, or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations.

   PATENTS AND PROTECTION OF PROPRIETARY TECHNOLOGY

        The Company's ability to compete effectively with other companies will depend, in part, on its ability to maintain the proprietary nature of it products. The Company was awarded orphan drug status for Salagen Tablets as a treatment for xerostomia induced by radiation therapy. Orphan designation provides seven years market exclusivity after product registration. The Company holds an exclusive license on two broad-based patents covering MGI 114 and other analogs in the Company's family of acylfulvenes, a new class of potential anti-cancer compounds.

        There can be no assurance that the Company will be able to obtain patents for any future products or that any current or future issued or licensed patents or know-how will afford protection against competitors with similar technologies or processes, or that any such patents will not be infringed upon or designed around by others. In addition, there can be no assurance that others will not independently develop proprietary technologies and processes which are the same as or substantially equivalent to those of the Company. The Company could also incur substantial costs in defending itself in suits brought against it based on such patents or in bringing suits to protect such patents or patents licensed by the Company against infringement. Additionally, the Company protects its proprietary technology and processes in part by confidentiality agreements with its collaborative partners, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become
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   FLUCTUATIONS IN OPERATING RESULTS

        The Company's results of operations may vary from period to period due to a variety of factors including continuing demand for the Company's products, the introduction of new products, the continued stream of licensing and royalty revenues, expenditures incurred to acquire or license and promote additional pharmaceuticals, interruptions in or availability of supply by third-party manufacturers, the introduction of new products by the Company or its competitors, changes in sales and marketing expenditures and general economic and industry conditions which affect customer demand. Because the Company's operating expenses are based on anticipated sales levels variations in the timing of recognition of revenue could cause significant fluctuations from period to period and may result in unanticipated earnings shortfalls or losses. There can be no assurance that the Company will be successful in maintaining or improving its profitability or avoiding losses in any future period.

   GOVERNMENT REGULATION

        Government regulation in the United States and abroad is a significant factor in the development, production, and marketing of the Company's products. Prior to marketing, each of the Company's products must undergo an extensive testing and regulatory approval process conducted by the FDA and by comparable agencies in other countries. The testing and approval process can take several years and require the expenditure of substantial resources, and there can be no assurance that any product that the Company may develop will be approved by the FDA or any foreign regulatory authority in a timely manner, if at all. Generally, only a very small percentage of newly discovered pharmaceutical compounds that enter preclinical development are approved for sale.

        The Company depends on external laboratories and medical institutions to conduct its preclinical and clinical testing in compliance with clinical and laboratory practices required by the FDA. The data obtained from preclinical and clinical testing are subject to varying interpretations that could delay, limit or prevent regulatory approval. In addition, delays or rejection may be encountered based upon changes in FDA personnel or policy for drug approval during the period of development and by changes in the requirements for regulatory review of each submitted New Drug Application ("NDA"). Moreover, even if the FDA approves the marketing application of a product, such approval may entail commercially unacceptable limitations on the uses, or "indications," for which a product may be marketed, and further studies may be required to provide additional data on product safety or effectiveness. The FDA also requires post-marketing adverse event surveillance programs to monitor the product's side effects.

        An FDA approved product and its manufacturer are subject to continual regulatory review and the later discovery of previously unknown problems with a product or manufacturer may result in restrictions or sanctions on such product or manufacturer, including the withdrawal of such product from the market. Most changes in the manufacturing procedures used by the Company for any of the Company's approved products and any change in manufacturer will require the approval of the FDA prior to their implementation which could have an adverse effect upon the Company's ability to continue the commercialization or sale of a product.

        In certain countries, the sales price of a product must also be approved after marketing approval is granted. No assurance can be given that satisfactory prices can be obtained in foreign markets even if marketing approval is granted by foreign regulatory authorities.


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   UNCERTAINTIES RELATED TO PHARMACEUTICAL PRICING AND REIMBURSEMENT

        The profitability of the Company will depend in part on the availability of adequate reimbursement for the Company's products from third-party payors, such as government entities, private health insurers and managed care organizations. Third-party payors are increasingly challenging the pricing of medical services and products. Although the Company currently has no problem with third-party reimbursement, there can be no assurance that reimbursement will be available in the future for the Company's new or existing products, or that such third-party reimbursement will be adequate. If adequate reimbursement levels are not provided by government entities and other third-party payors for the Company's products, the Company's business, financial condition and results of operations would be materially adversely affected. Further, a number of legislative and regulatory proposals aimed at changing the nation's health care system have been proposed in recent years. While the Company cannot predict whether any such proposals will be adopted, or the effect that any such proposal may have on its business, such proposals, if enacted, could have a material adverse effect on the Company's business, financial condition and results of operations.

   POTENTIAL PRODUCT LIABILITY; LIMITED INSURANCE COVERAGE

        The Company faces an inherent risk of exposure to product liability claims in the event that the use of its product is alleged to have resulted in adverse effects. Such risk exists even with respect to those products that are manufactured in regulated and licensed facilities or otherwise possess regulatory approval for commercial sale. While the Company has taken, and continues to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant product liability exposure. The Company currently has product liability insurance in the amount of $10 million per occurrence and in the aggregate for the year. Although to date the Company has not been the subject of any product liability claims, there can be no assurance that such insurance will be sufficient to cover potential claims. Further, there can be no assurance that adequate insurance coverage will be available in the future on commercially reasonable terms, if at all, or that a product liability claim would not materially adversely affect the Company's business, financial condition and results of operations.

   RISK OF PRODUCT RECALL

        Product recalls may be issued at the discretion of the Company, the FDA, the U. S. Federal Trade Commission or other government agencies having regulatory authority for product sales, and may occur due to disputed labeling claims, manufacturing issues, quality defects or other reasons. Although none of the Company's products have been the subject of a recall, no assurance can be given that product recalls will not occur in the future. Any product recall could materially adversely affect the Company's business, financial condition and results of operations.

   DEPENDENCE UPON CERTAIN KEY MANAGEMENT

        The future success of the Company is largely dependent upon the leadership of Charles N. Blitzer, the Company's President and Chief Executive Officer. Should Mr. Blitzer cease to be affiliated with the Company, the Company's strategic direction and performance could be materially adversely affected. The Company is also dependent upon a number of other key management personnel. The loss of the services of one or more key employees, or the inability of the Company to attract and retain skilled management and marketing and sales personnel in the future, could have a material adverse effect on the Company's business, financial condition and results of operations.

   POSSIBLE VOLATILITY OF STOCK PRICE

        The market price of the Company's Common Stock, like that of the securities of other small pharmaceutical companies, has fluctuated significantly in recent years and is likely to fluctuate in the future. From time to time the market for securities has also experienced significant price and volume fluctuations that are unrelated to the operating performance of such companies. In addition, announcements by the Company or others regarding commercial products, patents or proprietary rights, the progress of clinical trials or government regulation, public concern as to the safety of drugs, the issuance of securities analysts' reports and general market conditions may each have a significant effect on the market price of the Common Stock. Fluctuations in financial performance from period to period also may have a significant impact on the market price of the Common Stock.